Exhibit 99.1

Pan American Silver reports increased silver production and record gold production in the third quarter of 2015

(All amounts in US$ unless otherwise indicated)

VANCOUVER, Nov. 12, 2015 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) ("Pan American", or the "Company") today reported unaudited results for the three and nine months ended September 30, 2015.

This news release should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014, and related notes contained therein, and the related management's discussion and analysis, which have been filed on SEDAR and are available at www.sedar.com and on the Company's website at www.panamericansilver.com. The following table displays key operational and financial highlights.

Third Quarter 2015 Highlights (unaudited)(1)
  Silver production of 6.61 million ounces, 7% higher than a year ago
  Record gold production of 53,600 ounces, 57% higher than a year ago
  Cash flow generated by operating activities of $32.9 million, or $0.22 per share
  Consolidated cash costs(3) of $8.74 per silver ounce net of by-product credits, 32% lower than a year ago
  Consolidated All-in Sustaining Costs per Silver Ounce Sold, net of by-product credits ("AISCSOS")(2) of $16.29, inclusive of $2.71 per ounce net realizable value inventory charges per ounce
  Revenue of $159.4 million
  Net loss of $67.5 million or ($0.44) per share, inclusive of $53.5 million in write-downs of Manantial Espejo assets
  Adjusted loss(4) of $9.3 million, or ($0.06) per share

Financial Position at September 30, 2015
Cash and short term investments of $266.1 million Working capital(5) of $420.1 million Total debt of $57.9 million

(1)	Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited.
(2)	All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") is not a generally accepted accounting principle ("non-GAAP") measure. The Company and certain investors believe that AISCSOS is a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively, and is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. AISCSOS does not have a standardized meaning prescribed by GAAP, and the Company's method of calculating AISCSOS as described in the "Alternative Performance (Non-GAAP) Measures" section of the management discussion and analysis for the three and nine months ended September 30, 2015 and 2014 ("Q3 2015 MD&A") may differ from the methods used by other entities. In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company's San Vicente mine compared to the Company's other operations. As such, previously reported AISCSOS for the San Vicente mine have been revised to quantify AISCSOS with a methodology consistent with that used by Company's other operations. The effect of this revision on previously reported consolidated AISCSOS for the three and nine month period ended September 30, 2014 was a $0.42 and $0.38 decrease to AISCSOS, respectively.
(3)	Cash cost per ounce of silver, net of by-product credits ("cash costs per ounce") is a non-GAAP measure. The Company believes that cash costs per ounce is a useful measure for investors to evaluate the Company's performance and ability to generate cash flows, and to facilitate comparisons on a mine by mine basis. Cash costs per ounce is a measure conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by GAAP and the Company's method of calculating cash costs, as described in the Alternative Performance (Non-GAAP) Measures section of the Q3 2015 MD&A, may differ from the methods used by other entities. Cash costs per ounce should not be construed as an alternative indicator of performance to production costs, depreciation and amortization, and royalties determined in accordance with GAAP. Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Consolidated cash costs for 2014 have been adjusted to correct for this overstatement. The effect of these corrections for three and nine month period ended September 30, 2014 was a $0.57 and $0.47 per ounce increase, respectively.
(4)	Adjusted (loss) earnings, and adjusted (loss) earnings per share attributable to common shareholders, are non-GAAP measures that the Company considers to better reflect normalized earnings as they eliminate items that may be volatile from period to period relating to positions, which will settle in future periods, and items that are non-recurring. To facilitate a better understanding of these non-GAAP measures, as calculated by the Company, additional information has been provided in the "Alternative Performance (Non-GAAP) Measures" section of the Q3 2015 MD&A.
(5)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Commenting on the Company's 2015 third quarter results, Geoff Burns, Chief Executive Officer, said, "Continuing to respond to the difficult price environment, we recorded a very strong operational quarter, delivering an expected gain in silver production, a Company record for gold production and our second-lowest quarterly cash costs in over three years." Burns continued, "Clearly benefiting from the determination of our operating teams to reduce costs and increase productivities, we generated a very respectable $32.9 million or $0.22 per share in operating cash flow, more than sufficient to fund our sustaining capital and cover our current quarter's dividend".

Financial Results

Pan American generated $159.4 million in revenue during the third quarter of 2015, a decline of 11% compared to the same quarter of 2014. The main reason for the revenue decrease in the reporting quarter was the significant price deterioration for all metals produced by the Company, in addition to increased treatment and refining charges, partially offset by increased quantities of gold and copper sold.

Inclusive of negative settlement adjustments on concentrate sales totaling $5.1 million, the Company realized markedly lower prices for all metals produced. During the third quarter of 2015 the Company received an average of $14.75 per ounce of silver sold and $1,122 per ounce of gold sold, 22% and 13% lower respectively than in the same quarter of 2014. Base metals were also lower compared to a year ago; lead decreased 29% to $1,576 per tonne, while zinc and copper declined 24% to $1,747; and 26% to $5,141 per tonne, respectively.

During the third quarter of 2015, Pan American generated a net loss of $67.5 million, or $(0.44) per share, compared to a net loss of $20.2 million, or $(0.13) per share in the comparable quarter of 2014. The net loss generated in the current quarter was primarily the result of a $53.5 million write-down of the carrying value of the Manantial Espejo mine.

The Company recorded an adjusted loss of $9.3 million, or $(0.06) per share during the reporting quarter, after adjusting for: the write-down of assets at Manantial Espejo in the amount of $47.4 million, a $5.2 million write-down of a receivable related to contracted services, a $3.2 million unrealized foreign exchange loss, a negative $1.0 million adjustment on the value of Dolores' heap inventory, and an unrealized $1.8 million loss on commodity contracts. The current quarter's adjusted loss was largely due to the continued decline in the prices of the metals that the Company produces, offset in part by increased gold and copper production, a 5% reduction in direct production costs, and a $1.9 million reduction in general and administration expenses.

Cash flow from operations during the third quarter of 2015 was $32.9 million or $0.22 per share, compared to $38.3 million or $0.25 per share generated in the same quarter of 2014. Cash flow from operations generated during the reporting quarter was negatively affected by lower revenue, partially offset by a recovery of $8.2 million in taxes paid.

Pan American's AISCSOS for the third quarter of 2015 was $16.29, net of by-product credits, a 19% decline compared to the $20.08 posted in the same quarter of 2014. The decrease in AISCSOS in the reporting quarter was due to lower direct production costs, lower sustaining capital expenditures, lower royalties, and reduced general and administrative expense, partially offset by higher smelting, refining and transportation charges, a larger negative net realizable value inventory adjustment and less payable silver ounces sold due to the timing of shipments. Excluding the net realizable value charges of $2.71 per ounce, primarily related to Manantial Espejo stockpiles, AISCSOS during the third quarter of 2015 was $13.58, $4.03 per ounce or 23% lower than AISCSOS, excluding net realizable value adjustments, posted in the comparable quarter of 2014.

At September 30, 2015, Pan American had $266.1 million in cash and short-term investments and working capital of $420.1 million, a decline of $8.8 million and $49.7 million, respectively, compared to June 30, 2015. During the third quarter of 2015, the Company paid $7.6 million in cash dividends to its shareholders and made $4.7 million in loan and lease repayments. Pan American has paid $34.1 million in cash dividends to its shareholders during 2015.

Pan American has a $300.0 million secured revolving line of credit, which was undrawn at September 30, 2015. The line of credit provides the Company with the flexibility of various liquidity and financing options, should it require it.

Operational Results

During the third quarter of 2015 Pan American produced 6.61 million ounces of silver and a quarterly record of 53,600 ounces of gold. Silver production rose 7% from the third quarter of 2014 mainly due to more ounces produced at the Company's Mexican and Bolivian mines, partially offset by less ounces produced at Morococha, Huaron, and Manantial Espejo. Gold production rose 57% from the same quarter of 2014 on account of significant production increases at Dolores, Alamo Dorado and Manantial Espejo. Consolidated cash costs per ounce of silver of $8.74, net of by-product credits, were 32% lower than in the comparable quarter of 2014 as a result of lower production costs, higher silver production and an increase in gold by-product credits.

In addition, during the third quarter of 2015, Pan American produced 10,700 tonnes of zinc and 3,500 tonnes of lead, which was similar to zinc and lead production during the third quarter of 2014. Copper production during the reporting quarter rose 50% from a year ago to 3,600 tonnes, mainly as a result of increased copper production at the Company's Peruvian mines.

Mexico

La Colorada produced 1.32 million ounces of silver during the third quarter of 2015 at cash costs per ounce of $6.76. Silver production rose 5% from the comparable quarter of 2014 on account of higher throughput, grades, and recoveries. Cash costs for the reporting quarter were 21% lower than in the third quarter of 2014 as a result of higher silver production, lower production costs and higher by-product credits, as well as reduced costs of underground development, which has slowed to allow the ongoing construction of the new shaft. Cash costs during the reporting quarter also benefited from a more favourable exchange rate for the Mexican Peso against the US Dollar and lower costs for some inputs.

During the third quarter of 2015, Dolores produced 1.20 million ounces of silver at cash costs per ounce of $8.70. Silver production rose 24% from the same quarter of 2014 on account of higher throughput and better grades. Cash costs per ounce for the reporting quarter declined 40% from the third quarter of 2014 as a result of lower operating costs, more silver produced, and higher gold production. Operating costs improved due to less severe rains compared to the year before, the favourable Mexican Peso exchange rate and a reduction in the costs of certain consumables. During the reporting quarter, Dolores produced 22,600 ounces of gold, which was 46% more than in the comparable quarter of 2014.

Alamo Dorado produced 0.69 million ounces of silver during the third quarter of 2015 at cash costs per ounce of $9.58. Silver production rose 3% compared to the third quarter of 2014 as a result of higher recovery rates. Alamo Dorado's gold production during the reporting quarter was 6,600 ounces, 83% higher than in the comparable quarter of 2014 on account of significantly better grades due to mine sequencing and higher recoveries. Cash costs were 44% lower than in the third quarter of last year, due to the combined effect of higher gold production and lower operating costs from less waste moved, lower throughput, the favourable exchange rate, and lower costs of certain consumables.

Peru

Huaron produced 0.88 million ounces of silver during the third quarter of 2015 at cash costs per ounce of $11.51. Silver production declined 6% from the third quarter of 2014 as a result of lower throughput, which was caused by an unscheduled stoppage to repair a mill failure, partly offset by slightly improved grades. Cash costs during the reporting quarter rose 7% from the comparable quarter of 2014 on account of lower by-product credits due to lower base metals prices and less quantities of zinc produced, largely offset by lower operating costs from the continued positive effects of mechanization. During the reporting quarter, Huaron also produced approximately 3,000 tonnes of zinc, 1,600 tonnes of lead and 1,500 tonnes of copper.

During the third quarter of 2015, Morococha produced 0.56 million ounces of silver at cash costs per ounce of $12.59. Silver production was 11% down from the third quarter of 2014 as a result of a 21% decline in silver grades due to the change in mine sequencing reported last quarter, partially offset by higher throughput. Quarterly production was also hindered by unexpected ground water flows encountered in the vicinity of the Esperanza structure in September. The water flows are still being addressed in order to restore access to the copper-rich body, which has been impeded since the issue arose. Cash costs rose 49% from the third quarter of 2014 primarily as a result of less payable silver produced and an increase in smelting costs, partially offset by the benefits of mine mechanization and the depreciation of the Peruvian Sol. During the reporting quarter, Morococha also produced 3,600 tonnes of zinc, 600 tonnes of lead, and 2,000 tonnes of copper.

Bolivia

During the third quarter of 2015 San Vicente produced 1.03 million ounces of silver at cash costs per ounce of $11.23. Silver production rose 36% from the comparable quarter of 2014 as a result of markedly higher throughput and higher grades due to mine sequencing. Cash costs declined 30% from the comparable period of 2014 as a result of higher silver production and an increase in by-product credits from higher zinc and lead production, offset by lower prices realized.

Argentina

Manantial Espejo produced 0.93 million ounces of silver during the third quarter of 2015 at cash costs per ounce of $4.16. Silver production was down 5% from the third quarter of 2014 due to a mill breakdown that occurred late in the quarter and lower grades, partially offset by better recoveries. Gold production rose 72% from the comparable quarter of 2014 to 22,700 ounces on account of an 84% rise in grades from the mine sequencing, partially offset by the lower throughput previously mentioned. Cash costs were 73% lower than in the comparable quarter of 2014 due to increased gold production and lower direct operating costs, partially offset by lower gold prices.

Consolidated Cash Costs

Pan American's consolidated cash costs per ounce declined 32% to $8.74 per ounce as compared to the third quarter of 2014. Lower cash costs were driven by lower operating costs at La Colorada, Alamo Dorado, Huaron and Manantial Espejo, mainly due to the devaluation of local currencies, the benefits of mine mechanization and optimization, as well as lower costs for certain inputs. Cash costs also benefited from higher by-product gold production from Dolores, Manantial Espejo and Alamo Dorado, as well as higher copper production from Huaron and Morococha, partly offset by lower metal prices.

Cash costs is a non-GAAP measure. Please refer to Note 3 under the highlights table at the beginning of this press release for a further description of this measure.

Capital Spending

During the third quarter of 2015, Pan American spent $16.0 million on sustaining capital. At Dolores, the Company spent $4.1 million on pre-stripping activities, equipment upgrades and refurbishment, as well as on exploration drilling and site infrastructure upgrades. At Huaron, $4.1 million were spent primarily on a tailings dam expansion and equipment refurbishments and replacements. At La Colorada, $2.7 million were spent on mine development, mine equipment refurbishments and replacements, infrastructure upgrades, and on access roads improvements. At Manantial Espejo, $2.4 million were spent mainly on pre-stripping and exploration. In addition, $1.9 million were spent at Morococha and $0.8 million were spent at San Vicente on equipment refurbishments and replacements, exploration, and infrastructure upgrades.

During the third quarter of 2015, Pan American invested $15.0 million in long term project capital to advance the La Colorada and Dolores mine expansions as described in the Project Development section below.

Project Development

Michael Steinmann, President, commented on the Company's organic growth projects, "In spite of a slight delay on the construction of the new shaft at La Colorada, our two organic development projects advanced as planned. I'm happy to report that the raise bore for the shaft reached the surface in early November and the underground ramp at Dolores is ahead of schedule, having advanced a total of 670 metres to date. Adding high quality and low cost production is crucial to our long term success, particularly given the current market conditions. These two projects are designed to do exactly that, to add nearly 5 million ounces of silver and over 128,000 ounces of gold to our annual production, which will substantially reduce our consolidated cash costs by the end of 2017."

Work on the La Colorada expansion project advanced during the third quarter of 2015, with an investment of $12.7 million. Concrete pouring for the new sulphide processing plant was 50% complete at the end of the reporting quarter. Construction crews have started installing structural steel and all of the major equipment components have been delivered to site. Installation is scheduled to start during the fourth quarter of 2015 and commissioning of the new sulphide processing plant is expected to begin in mid-2016.

Construction of the new shaft advanced smoothly through good ground conditions that allowed construction crews to complete 312 metres of the raise bore during the third quarter of 2015. At the end of the third quarter, there was approximately 300 metres remaining to complete the raise bore and the Company is pleased to report that on November 5, 2015, the raise bore broke through to the surface. Construction of the headframe advanced as scheduled with the final installation expected to be completed during the fourth quarter. The new shaft is expected to be complete and operational towards the end of 2016.

Right of way negotiations for the new 115 kV power line to La Colorada continued during the reporting quarter. Construction is scheduled to start in the fourth quarter of 2015 and the line is expected to be energized in early 2017.

At Dolores, Pan American invested $5.0 million during the third quarter of 2015. Approximately $2.4 million were used to construct a new power line and the balance was used in basic and detailed engineering for the pulp agglomeration plant and underground development. Construction of the pulp agglomeration plant is scheduled to commence in the first half of 2016 and completion of the power line construction is expected in mid-2016. Once completed, the new power line will help significantly reduce the mine's annual energy cost by replacing the expensive diesel-generated power currently employed.

Current and Future Dividends

Today, the Board of Directors approved a quarterly cash dividend in the amount of $0.05 per common share. The cash dividend will be payable on or about Friday, December 4, 2015, to holders of record of common shares as of the close of Monday, November 23, 2015. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

Outlook

Year-to-date, Pan American has produced 19.33 million ounces of silver and 135,500 ounces of gold. For the full-year 2015, the Company reaffirms its annual silver production forecast of between 25.50 million and 26.50 million ounces of silver; however, Pan American now expects 2015 annual gold production to increase to between 175,000 and 180,000 ounces, up from the Company's original annual production forecast of between 165,000 ounces and 175,000 ounces.

In addition, the Company is maintaining its annual production forecasts of between 37,000 and 39,000 tonnes of zinc; between 13,000 and 13,500 tonnes of lead; and between 14,000 and 15,000 tonnes of copper.

The Company's consolidated year-to-date cash costs per ounce were $9.92. Based on this, and on the expectation of a modest increase in gold production and by-product credits during the final quarter of 2015, Pan American now expects full-year consolidated cash costs to be in the range of $10.00 to $10.50 per ounce, well below the original 2015 forecast of $10.80 to $11.80 per ounce.

Year-to-date AISCSOS of $14.99 was below the full-year forecast of $15.50 to $16.50. Based on the performance for the first nine months of 2015 and provided metal prices remain at or near current levels, the Company now believes that full-year consolidated AISCSOS will be below the original annual guidance, and as a result has reduced its full-year forecast for AISCSOS to between $15.00 and $15.50.

Year-to-date, Pan American has invested $50.2 million on sustaining capital at its seven operating mines and $43.5 million on project development at La Colorada and Dolores. Due to the timing of certain cash outflows and the pace of the construction of La Colorada's new shaft, the Company now expects to spend between $65.0 million and $75.0 million in 2015 on project development, down from the latest estimate of between $90.0 million and $100.0 million. Pan American is maintaining its consolidated sustaining capital expenditure forecast of 2015 at $71.0 million to $84.0 million.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Michael Steinmann, P.Geo., President, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss these results on Thursday, November 12, 2015 at 1:00 pm EST (10:00 am PST). To participate in the conference, please dial toll number 1-604-638-5340.

A live audio webcast and PowerPoint presentation will be available at https://meet.panamericansilver.com/ir/F47VH3V7. The audio and PowerPoint webcast will also be available for replay by visiting the Events page of the Company's website at www.panamericansilver.com/Investors/Events.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION. FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: THE APPROVAL OF ANY FUTURE DIVIDENDS AND THE AMOUNT AND TIMING FOR THE SAME; OUR FORECAST PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2015; OUR FORECAST CASH COSTS PER OUNCE OF SILVER IN 2015; OUR ESTIMATED AISCSOS FOR 2015; OUR ANTICIPATED CAPITAL INVESTMENTS FOR 2015; PROGRESSION AND COMPLETION OF CAPITAL INVESTMENT PROGRAMS AND PROJECTS, INCLUDING THE LA COLORADA AND DOLORES EXPANSION PROJECTS, AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY; AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2015.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES. THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS; NO UNPLANNED DELAYS OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS. THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND  BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER; CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING LABOUR, ENVIRONMENTAL, IMPORT AND EXPORT LAWS AND REGULATIONS, AND TAX; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights

	Three months ended September 30,		Nine months ended September 30,
(Unaudited in thousands of U.S. Dollars, except as noted)	2015	2014	2015	2014

Consolidated Metal Production
Silver metal – million ounces	6.61	6.19	19.33	19.37
Gold metal – thousand ounces	53.6	34.1	135.5	117.6
Zinc metal – thousand tonnes	10.7	10.5	29.2	33.3
Lead metal – thousand tonnes	3.5	3.5	10.5	11.1
Copper metal – thousand tonnes	3.6	2.4	11.0	6.0

Consolidated Costs per Ounce of Silver (net of by-product credits)
Cash cost per payable ounce produced (1)	$8.74	$12.86	$9.92	$11.30
All-in sustaining cost per silver ounce sold (2)	$16.29	$20.08	$14.99	$17.64
Payable ounces of silver sold – million ounces	6.05	6.23	18.46	19.08

Consolidated Financial Highlights
Net cash generated from operating activities	$32,866	$38,345	$65,291	$123,365
Net cash generated from operating activities per share	$0.22	$0.25	$0.43	$0.81
Net loss for the period	$(67,514)	$(20,177)	$(94,598)	$(19,096)
Basic loss per share attributable to common shareholders	$(0.44)	$(0.13)	$(0.62)	$(0.12)
Adjusted (loss) earnings for the period(3)	$(9,306)	$(14,262)	$(40,451)	$382
Adjusted (loss) earnings per share attributable to common shareholders (basic) (3)	$(0.06)	$(0.09)	$(0.27)	$0.00

Sustaining capital for mineral properties, plant and equipment	$15,953	$25,803	$50,225	$74,912
Project capital for mineral properties, plant and equipment	$15,073	$3,002	$43,724	$29,312
Dividends paid	$(7,586)	$(18,939)	$(34,124)	$(56,817)
Cash and short-term investments	$266,093	$377,488	$266,093	$377,488
Working capital(4)	$420,099	$606,923	$420,099	$606,923

Average Market Metal Prices
Silver metal ($/oz)	$14.91	$19.76	$15.99	$19.95
Gold metal ($/oz)	$1,124	$1,282	$1,178	$1,288

(1)

Cash cost per ounce of silver, net of by-product credits ("cash costs per ounce") is a non-Generally Accepted Accounting Principles ("non-GAAP") measure. The Company believes that cash costs per ounce is a useful measure for investors to evaluate the Company's performance and ability to generate cash flows, and to facilitate comparisons on a mine by mine basis.  Cash costs per ounce is a measure conceptually understood and widely reported in the silver mining industry.  However, cash cost per ounce does not have a standardized meaning prescribed by GAAP and the Company's method of calculating cash costs, as described in the "Alternative Performance (Non-GAAP) Measures" section of the Management Discussion and Analysis for the three and nine months ended September 30, 2015 (the "Q3 2015 MD&A"), may differ from the methods used by other entities. Cash costs per ounce should not be construed as an alternative indicator of performance to production costs, depreciation and amortization, and royalties determined in accordance with GAAP.

In 2014 it was determined that previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits.  Consolidated cash costs for 2014 have been adjusted to correct for this overstatement. The effect of these corrections for three and nine months ended September 30, 2014 was a $0.57 and $0.47 per ounce increase, respectively.

(2)	All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") is non-GAAP measure. AISCSOS Is a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. The Company and certain investors believe AISCSOS is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. AISCSOS does not have a standardized meaning prescribed by GAAP, and the Company's method of calculating AISCSOS as described in the "Alternative Performance (Non-GAAP) Measures" section of the Q3 2015 MD&A may differ from the methods used by other entities.

In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company's San Vicente mine compared to the Company's other operations. As such previously reported AISCSOS for the San Vicente mine have been revised to quantify AISCSOS with a methodology consistent with that used by Company's other operations. The effect of this revision on previously reported consolidated AISCSOS for the three and nine month period ended September 30, 2014 was a $0.42 and $0.38 decrease to AISCSOS, respectively

(3)	Adjusted (loss) earnings, and adjusted (loss) earnings per share attributable to common shareholders, are a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period relating to positions which will settle in future periods, and items that are non-recurring. To facilitate a better understanding of these non-GAAP measures, as calculated by the Company, additional information has been provided in the "Alternative Performance (Non-GAAP) Measures" section of the Q3 2015 MD&A.

(4)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kettina Cordero - Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 08:00e 12-NOV-15